Exhibit (a)(1)(I)

FOR IMMEDIATE RELEASE

VTech Holdings Limited Commences Tender Offer

for All Outstanding Stock of LeapFrog Enterprises, Inc.

Hong Kong, and Emeryville, California, 3 March 2016 — VTech Holdings Limited (VTech, HKSE: 303) today announced the commencement of its cash tender offer for all outstanding shares of Class A common stock and Class B common stock of LeapFrog Enterprises, Inc. (LeapFrog, NYSE: LF) for US$1.00 per share. The tender offer is being made pursuant to an Offer to Purchase, dated 3 March 2016, and in connection with the Agreement and Plan of Merger, dated 5 February 2016, among VTech, Bonita Merger Sub, L.L.C., an indirect wholly-owned subsidiary of VTech, and LeapFrog, as amended, which VTech and LeapFrog announced on 5 February 2016.

The tender offer is scheduled to expire at 11:59 p.m., New York City time, on 1 April 2016, unless the tender offer is extended. Following the completion of the tender offer, VTech expects to consummate a merger without a vote of LeapFrog stockholders in which the remaining LeapFrog stockholders will receive the same cash price per share as paid in the tender offer. The tender offer and merger are subject to customary closing conditions, including the acquisition by VTech of a majority of LeapFrog’s stock in the tender offer.

As part of the transaction, VTech has entered into an agreement with certain the members of the Board of Directors of LeapFrog, as well as the Chief Executive Officer and Chief Financial Officer of LeapFrog, pursuant to which they have committed to accept the tender offer and to tender all LeapFrog stock owned by them, which represents approximately 4.6% of the outstanding Class A common stock of LeapFrog.

The Depositary and Paying Agent for the tender offer is Computershare Trust Company, N.A.  The information agent for the tender offer is Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, New York 10036.

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About LeapFrog

LeapFrog Enterprises, Inc. is the leader in innovative solutions that encourage a child’s curiosity and love of learning throughout their early developmental journey. For 20 years, LeapFrog has helped children expand their knowledge and imagination through award-winning products that combine state-of-the-art educational expertise led by the LeapFrog Learning Team, innovative technology, and engaging play — turning playtime into quality time. LeapFrog’s proprietary learning tablets and ground-breaking developmental games, learn to read and write systems, interactive learning toys and more are designed to create personalised experiences that encourage, excite and build confidence in children. LeapFrog is based in Emeryville, California, and was founded in 1995 by a father who revolutionised technology-based learning solutions to help his child learn how to read. Lean more at www.leapfrog.com.

About VTech

VTech is the global leader in electronic learning products from infancy to preschool and the world’s largest manufacturer of cordless phones. It also provides highly sought-after contract manufacturing services. Founded in 1976, VTech has been a pioneer in the electronic learning toy category with cutting-edge and innovative products that provide fun and learning to children across the world. By leveraging decades of success, VTech provides a diverse collection of telecommunication products that elevate the consumer experience with state-of-the-art technology and design. The Group is also one of the world’s leading electronic manufacturing service providers, offering world-class, full turnkey services to customers in a number of product categories. The Group’s mission is to design, manufacture and supply innovative and high quality products in a manner that minimises any impact on the environment, while creating sustainable value for its stakeholders and the community. For more information, please visit www.vtech.com.

Statement on Cautionary Factors

Statements in this press release may constitute forward-looking statements. VTech cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including the risk that the tender offer may not be completed or the merger may not be consummated for various reasons, including the failure to satisfy the conditions precedent to the completion of the acquisition.

VTech does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

Important Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement and related materials. LeapFrog stockholders are advised to read the tender offer statement and related materials, which will be filed by VTech with the U.S. Securities and Exchange Commission (the “SEC”). The tender offer statement (including the Offer to Purchase, Letter of Transmittal and related tender offer documents) filed by VTech with the SEC and the solicitation/recommendation statement filed by LeapFrog with the SEC will contain important information which should be read carefully before any decision is made with respect to the tender offer. The tender offer statement and the solicitation/recommendation statement will be mailed to all LeapFrog stockholders of record and will be furnished to brokers, dealers and other appropriate entities and persons for subsequent transmittal to beneficial holders of LeapFrog stock.

The tender offer statement and related materials may be obtained at no charge by directing a request by mail to Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, New York 10036, or by calling toll-free (877) 629-6355, and may also be obtained from the website maintained by the SEC at http://www.sec.gov.

For inquiries please contact:

VTech Holdings Limited Grace Pang, Head of Corporate Marketing +852 26801703 grace_pang@vtech.com	LeapFrog Enterprises, Inc Nancy Lee, Investor Relations (510) 420-5150 ir@leapfrog.com Okapi Partners LLC Bruce Goldfarb/Tony Vecchio (877) 629-6355